SUBMITTED VIA EDGAR

Mr. W. John Cash
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Parker-Hannifin Corporation
Form 10-K for the fiscal year ended June 30, 2013
Commission File No. 001-04982

December 19, 2013

Dear Mr. Cash:

Parker-Hannifin Corporation (the “Company”) is submitting this letter in response to your December 5, 2013 letter to the Company (the “Comment Letter”). The Company’s responses to the Comment Letter are provided below. For your convenience, the Company has repeated each of your comments before its corresponding response.

Please note that the Company is providing a portion of its response to Comment 3 under separate cover as supplemental information under Rule 12b-4 of the Securities Exchange Act of 1934 and requests that the Commission either return such supplemental information to the Company or shred it. The Company has requested that the Commission treat this supplemental information as confidential information under 17 C.F.R. 200.83. The Company is providing this supplemental information, together with its application requesting confidential treatment, to the Commission separately by courier.

Form 10-K for Fiscal Year Ended June 30, 2013

Backlog and Seasonal Nature of Business, page 8:

1.
We note you disclose backlog information. As backlog is not a measure defined by generally accepted accounting principles, your methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog amounts. In future filings, beginning with your next quarterly report, please provide the following expanded disclosures regarding your backlog:

•
An enhanced discussion of how your backlog is calculated, including what it includes and what it excludes in regard to firm orders, extensions/add-ons, pass-through costs (i.e., zero margin amounts), funded/unfunded amounts, and VIE/joint venture contracts versus company contracts.

•	If relevant, discuss any changes in the methodology used to determine your backlog.

•
To allow better insight into changes in your backlog from period to period, provide a rollforward of your total backlog. The roll-forward should include current period beginning and ending balances, current period additions, cancelations and amounts recognized in revenue, as well as any other major categories relevant to your facts and circumstances.

•	To the extent any of your backlog is not moving forward, quantify and discuss such amounts.

W. John Cash
December 19, 2013

Backlog and Seasonal Nature of Business, page 8, continued:

•	Address and discuss expected margins and margin trends in your backlog.

•	Provide a breakdown of your backlog by product line.

•	Provide in percentage terms, a breakdown of your backlog by currency.

•	If relevant, quantify and discuss any amounts included in your backlog for which written customer confirmation has not been obtained.
Please provide us with your proposed disclosure revisions as part of your response.
In the Company’s next filing for which backlog is required to be disclosed, the Company will expand its disclosure to include a discussion of how backlog is calculated, including a discussion of any changes in methodology, if relevant. Such expanded disclosure would be as follows for the fiscal year ended June 30, 2013 (added disclosure in bold):
Backlog and Seasonal Nature of Business
The Company’s backlog by business segment for the past two fiscal years, as set forth on pages 13-4 to 13-6 of Exhibit 13 to this Annual Report on Form 10-K, is incorporated into this section by reference. Backlog consists of written firm orders received from a customer to deliver products and in the case of blanket purchase orders, only includes the portion of the order for which a schedule or release date has been agreed to with the customer. The dollar value of backlog is equal to the amount that is expected to be billed to the customer and reported as a sale. The Company’s backlog was $3.7 billion at June 30, 2013 and $3.8 billion at June 30, 2012. Approximately 82% of the Company’s backlog at June 30, 2013 is scheduled for delivery in the succeeding twelve months. The Company’s business is generally not seasonal in nature.
Items such as extensions/add-ons, pass-through costs, VIE/joint venture contracts versus company contracts would also be included in the above discussion, if applicable.
Although not specifically required by SEC regulations, the Company includes in its quarterly filings a discussion of the change in backlog amount from the previous fiscal year end as well as the comparable prior-year quarter. Changes in backlog, including cancellations and currency exchange rate fluctuations, and changes in the scheduled delivery of backlog would be included in this discussion, if significant. We do not believe that providing a rollforward of our backlog would provide the reader with any additional insight beyond the discussion of significant changes indicated above.
The Company’s backlog tracking system captures the sales dollar value of customer orders in the local currency of the reporting unit receiving the order. It does not include the related cost of fulfilling the order so information on margins related to backlog is not available. The Company does however, discuss significant changes in near-term margins or margin trends in the Management’s Discussion and Analysis (MD&A) and such changes and trends would generally apply to the Company’s backlog.
The majority of the Company’s backlog is reported by reporting units whose functional currency is the U.S. dollar. Other than the U.S. dollar, no one currency represents a significant portion of backlog so the Company does not believe that disclosing backlog by currency provides significant information to the reader of the financial statements.

W. John Cash
December 19, 2013

Backlog and Seasonal Nature of Business, page 8, continued:
As further discussed in the Company’s response to Comment 3, as a result of the breadth and diversity of the Company’s products, which total over 600,000, it is impracticable for the Company to report product line information in any manner that would be meaningful to the reader of the Company’s financial statements. Significant changes in backlog within a particular area of the Company’s operations would be included in the discussion of the change in backlog in our quarterly and annual filings.

Management’s Discussion and Analysis
Discussion of Consolidated Statement of Income, page 13-4

2.
We note you disclose gross profit margins decreased as a result of higher defined benefit costs in all segments. We further note your net periodic pension costs increased significantly in 2013 as compared to the prior year. Please expand your MD&A disclosure in future filings to include discussion and analysis, including a breakdown of the financial statement geography of your net periodic pension costs. Please provide us with your proposed disclosure revisions as part of your response.

In future filings, the Company will expand its disclosure of net periodic pension cost in the MD&A when the net periodic pension cost included in an individual income statement caption significantly changes between fiscal periods. Such expanded disclosure in the Discussion of Consolidated Statement of Income for fiscal year ended June 30, 2013 would be as follows (added disclosure in bold):
Gross Profit Margin decreased in 2013 primarily due to higher defined benefit costs in all segments, operating inefficiencies in the Industrial Segment and higher engineering development costs in the Aerospace Segment. Net periodic pension cost included in cost of sales was $252.7 million in 2013 compared to $170.2 million in 2012. The higher net periodic pension cost in 2013 is primarily attributable to a higher amount of actuarial losses being recognized in 2013 as well as the impact of using a lower discount rate assumption in 2013. Included in gross profit in 2013, 2012 and 2011 were business realignment charges of $8.4 million, $12.7 million and $15.3 million, respectively.

Financial Statements
Business Segment Information, page 13-15

3.
We note your disclosure regarding your plans to reduce the number of reportable segments in your fiscal 2014. Please address the following so that we might understand your basis for concluding that your operating segments are sufficiently similar to warrant aggregation:

Please provide us with an understanding regarding your organizational structure, including how you currently define your operating segments.
As of June 30, 2013, the Company was organized into eight operating groups: Aerospace, Fluid Connectors, Hydraulics, Automation, Filtration, Seal, Instrumentation and Climate & Industrial Controls. Financial results for each operating group were prepared on a monthly basis and the company’s chief executive officer regularly reviewed these financial results to assess each operating group’s performance and to make decisions regarding future allocations of resources. Each operating group had been determined to be an operating segment.

W. John Cash
December 19, 2013

Business Segment Information, page 13-15, continued
During fiscal 2013, the Company divested two automotive businesses of the Climate & Industrial Controls Segment. As of July 1, 2013, the Company consolidated its remaining Climate & Industrial Controls businesses into three of the existing operating groups. As a result of this consolidation and the resulting change in management structure, the Company now has seven operating groups which aggregate into two reportable segments: Diversified Industrial (formerly referred to as Industrial) and Aerospace Systems (formerly referred to as Aerospace).
We note from your organizational structure that you employ various Presidents for certain groups within your Industrial Segment. Please tell us if these Group Presidents represent CODMs for their respective group operations or otherwise explain who is.
The Chief Executive Officer is the Company’s chief operating decision maker (CODM). Each operating group has a Group President who is the segment manager for their respective group and is directly accountable for the worldwide operating activities, financial results and forecasts for their respective group. The Group Presidents report to one of two Operating Officers. The Operating Officers report to the Chief Executive Officer. The Chief Executive Officer is the only person who performs the function of assessing performance of each operating group and allocating Company resources among operating groups based on such assessment.
Please provide us, on a supplemental basis, a copy of the periodic financial information received by your CODM(s) along with an understanding of the frequency with which such information is received and reviewed.
As requested, we are providing a sample of the periodic financial information that is received and reviewed by our CODM on a monthly basis as supplemental information under Rule 12b-4 of the Securities Exchange Act of 1934. The Company is requesting that the Commission either return such supplemental information to the Company or shred it, and that the Commission treat such supplemental information as confidential information under 17 C.F.R. 200.83. The Company is providing such supplemental information, together with its application requesting confidential treatment, to the Commission separately by courier.
In the periodic financial information that is received and reviewed by the CODM, the Company presents a breakdown of net sales and operating profit between North America and International. It has long been the Company’s practice to separately discuss the operating results of the Industrial Segment between North America and International as the Company believes this discussion provides the reader with additional information regarding the economic environment that the businesses of the Industrial Segment operate in and also isolates the impact that currency rate changes have on sales. As discussed above, each Group President is accountable for the worldwide operating activities of their respective group. A separate segment manager does not exist for the North American and International portions of each operating group.

W. John Cash
December 19, 2013

Business Segment Information, page 13-15, continued
Please expand your disclosure in future filings to include product line information as required by ASC 280-10-50-40. Please provide us with your proposed disclosure enhancements as part of your response.
Our discussion of the financial results from period to period is provided by product market, as this is the same basis on which the Company internally analyzes the financial results. Based on ASC 280-10-50-40, the product line information is not required to be provided when such disclosure is impracticable. The Company has over 600,000 products that are supplied to over 450,000 customers. In fiscal 2013, no single product contributed more than one percent of the Company’s total net sales. As a result of the breadth and diversity of its products, it is impracticable for the Company to report product line information. The Company believes its current level of disclosure provides sufficient insight into the reasons for changes in financial results from period to period. In future filings, if circumstances change, the Company will provide explanations for changes in financial results on a basis different than by product market if the alternative presentation would provide an investor with a better understanding of the Company’s markets and products.

Note 16 - Contingencies, page 13-40

4.
We note from Item 3 of your Form 10-K that you are subject to certain regulatory investigations and proceedings in various jurisdictions. We further note that certain fines have been imposed and are currently being litigated. It appears you should expand your contingencies footnote in your audited financial statements to include a discussion of these proceedings and disclosure of the amounts you have accrued as being probable or otherwise disclose the range of reasonably possible loss. Please refer to ASC 450 for guidance and include your expanded disclosures in future filings. As part of your response, please provide us with your proposed disclosure revisions.

Parker ITR S.r.l. (Parker ITR), a subsidiary acquired on January 31, 2002, has been the subject of a number of regulatory investigations and proceedings since April 2007. As of the date of filing of the Company’s Annual Report on Form 10-K for the year ended June 30, 2013, the Company has paid all fines imposed by various jurisdictions, all of which were paid prior to fiscal 2011 (the earliest year for which financial information is presented in the Form 10-K for the fiscal year ended June 30, 2013). The Brazilian regulatory proceeding discussed with respect to Comment 5 was the only proceeding for which a fine had not been imposed. As of June 30, 2013, no other fines were estimable given the status of the regulatory proceeding in Brazil at that time. In future filings, we will include a discussion of regulatory investigations and proceedings, including disclosure of the amounts accrued as being probable or the range of reasonably possible loss, if significant.

W. John Cash
December 19, 2013

Note 16 - Contingencies, page 13-40, continued

5.
We further note your disclosure indicating Brazilian competition authorities have “issued a report” regarding matters they are investigating. Please expand your disclosure in future filings to discuss the contents and findings of that report and also your response to the report. Please provide us with your proposed disclosure revisions as part of your response.

The Company respectfully advises the staff that, as disclosed in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 (filed on November 4, 2013), on October 23, 2013, the Brazilian authorities and Parker ITR agreed to resolve the Brazilian matter with Parker ITR agreeing to pay approximately 5.1 million Brazilian reais (approximately $2.2 million using exchange rates in effect as of December 13, 2013) in exchange for the dismissal of all charges against Parker ITR related to the marine hose investigation in Brazil. The Company determined that the amount of the settlement was immaterial to its financial results and financial position and, as a result, was not required to disclose the amount in the financial statements for the quarterly period ended September 30, 2013.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures contained in the above-referenced filing. The Company also acknowledges that the staff comments contained in this letter or changes to disclosures in future filings in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing and the Company may not assert staff comments made in this letter as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
PARKER-HANNIFIN CORPORATION

By: /s/ Jon P. Marten
Jon P. Marten
Executive Vice President - Finance & Administration
And Chief Financial Officer